Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Wisconsin Energy Corporation

Filer’s Commission File No.: 001-09057

Subject Company: Integrys Energy Group, Inc.

Commission File No.: 1-11337

Date: September 3, 2014

The following is a transcript of a presentation by Gale E. Klappa, Chairman and Chief Executive Officer of Wisconsin Energy Corporation, at an investor conference on September 3, 2014.

Wisconsin Energy

9/3/2014 - 11:45 AM ET

Speaker ID

Wisconsin Energy

September 3, 2014

11:45 a.m. ET

Beth Straka:                                                                 So I’m pleased to welcome Gale Klappa with Wisconsin Energy.  Gale is the Chairman and Chief Executive Officer.  Welcome, Gale.

Gale Klappa:                                                             Thank you very much.  Good morning, everyone. I know I’m the last thing standing between you and lunch, so we’ll try to be crisp.  I would like to start out today, obviously, noting that we will be providing you with forward-looking information, and your results, of course, may vary over the course of the next few years.

I wanted to set the stage by really indicating to you where we stand as a standalone company today.  And many of you may recall that in the past year, we were named America’s most reliable utility.  That’s based on engineering data from an outside firm that analyzes outages and outage restoration times from virtually every utility system in the United States that operates a utility network. So we’re very pleased to have been named America’s most reliable utility system. And in addition to that, in the Midwest we’ve been named the most reliable utility in the Midwest nine times in the past 12 years.

So with reliability and reasonable pricing comes customer satisfaction.  And during 2013, we achieved our highest customer satisfaction ratings in the past decade and likely the very best ever.

And then if you turn the page to 2014, JD Power, in its recent survey across the nation of 17,000 commercial and business customers across 48 utility systems in the nation, the JD Power study ranked us number one in Wisconsin, number one in the Midwest for power quality and reliability, and number one in the Midwest for customer service.  So a solid level of customer satisfaction and a superior level of reliability.

Much of that reliability has come from investments we have made over the course of the past decade.  Many of you may recall that we’ve invested $9.1 billion since 2003 in upgrading the infrastructure that serves Wisconsin and the Upper Peninsula of Michigan.

And our dramatic change in environmental performance has been a result.  As you can see on the slide, since the year 2000, we have increased our power plant capacity, our ability to generate energy on our system, by 50%.  And at the same time, we’ve reduced our overall emissions — the emissions of nitrogen oxide, sulfur dioxide, mercury, and particulate matter — by 80%, a dramatic change in environmental performance and quite a solid environmental story.

In fact, just recently the federal Environmental Protection Agency, in a news release, announced that the air quality in southeastern Wisconsin is cleaner today than it’s been at any time in the past 30 years.

We are also the only company, looking at our track record of performance, the only company in the S&P Electric Index, the S&P Utilities Index, the Philadelphia Utility Index, or the Dow Jones Utility Average — the only company that has been able to grow earnings per share and dividends per share every single year since 2003.  And I’m quite hopeful that 2014 will add to that statistic.

And I hope, if you’re smiling today, it may mean that you’ve been overweight Wisconsin Energy over the past 5 years.  What you see on the screen, of course, is the total shareholder return of the major utility indices over that 5-year period ending in 2013.  And as you can see, the Dow Jones Utility Average led the pack, anywhere from a 64% increase in total shareholder return for the Dow Utility Average, to a 38% increase in the S&P Electric Index. By contrast, Wisconsin Energy’s total shareholder return — nearly 132%.

And then just to amuse you and me, taking a look at 10 years.  And again, I hope you were overweight Wisconsin Energy over that 10-year period.  As you see on the screen, the major utility indices were up anywhere from about 130% to 170% on total shareholder return.  If you look at the broader indices — the Dow, the S&P 500, and the NASDAQ — you can see somewhere between 104% and 133% total shareholder return.  And again, by contrast, Wisconsin Energy’s total shareholder return, just over 227%.  So a terrific 10-year track record.

We had a solid first half of 2014 from an earnings standpoint as well.  As you see on the screen, we delivered earnings per share of $1.50 in the first 6 months of this year compared to $1.28 in the comparable first half of 2013, an increase of about 17.2%.  Much of that performance in terms of our better-than-expected earnings in the first half of this year was driven, of course, by the brutal winter weather in the Midwestern United States and the incidence of the polar vortex.

We are also, as a consequence of the brutal winter and a very cool spring, seeing a very, very cold summer.  In fact, there’s not been a single day during the summer of this year where we’ve seen 90 degrees in Milwaukee.  So a very cool summer, and as a result, we’ve guided to a third-quarter earnings of $0.48 to $0.50 a share for Wisconsin Energy during this third quarter.

Now standalone, our Company was projecting continued solid investment in our infrastructure over the next 5 years.  From 2014 through 2018, our plan basically was to invest $3.2 billion to $3.5 billion in needed infrastructure that would meet one of three goals — renewing and modernizing our grid, which is a major focus of our investment program going forward; meeting new environmental standards; and making investments that actually take operating costs out of the Company. So those are the focuses of our investment program of $3.2 billion to $3.5 billion over the next 5-year period.

And we’re one of the few companies in the industry that has actually provided you with a specific and granular investment program for the next 10 years.  And again, as you can see on the screen, from 2014 through 2023, our plan was to invest between $6.5 billion and $7.1 billion in needed infrastructure across the region. And in our investor materials, you can see a very specific breakdown of the types of investments that we would plan to make over that 10-year period.

So that was our standalone plan — a company with strong, solid free cash flow, a company projecting earnings growth of 4% to 6% annually, and a company with a very solid track record of reliability and customer satisfaction.

And that takes us, ladies and gentlemen, to June 23, when for us, at least, the world changed.  We announced a major acquisition.  We announced, as you recall, on June 23 that we plan to acquire Integrys.  And the value of that acquisition, based on the closing price on the prior Friday, was $71.47 a share. We believe this acquisition will create literally the leading electric and natural gas utility system in the Midwestern part of the United States, with very significant benefits, clear and compelling benefits, to both customers and stockholders.

I want to pause for a minute and remind you about the criteria that we have always said we would apply to any potential acquisition opportunity.  The criteria are three.

First, we would have to believe that any acquisition opportunity that we would pursue would have to be accretive to earnings in the first full calendar year after closing.

Second, we would want any acquisition opportunity that we would pursue to be largely credit-neutral.  And what I mean by largely credit-neutral is simply that we would, for the right opportunity, perhaps take a single-notch downgrade, but not a full category downgrade in our credit rating.  And our credit rating today remains among the top 10% in our industry.

And then the third criteria is also, I think, a very important criteria for creating shareholder value.  We would have to believe that the long-term growth prospect of any opportunity that we would pursue would have to be at least — at least — equal to our standalone growth rate.

And I’m very pleased to report to you that this acquisition that we announced on June 23 meets or exceeds all of those three important criteria, and we would expect that it would raise our earnings-per-share growth rate after closing from our projected 4% to 6% standalone growth rate to a 5% to 7% earnings-per-share growth rate over the next several years.

Operationally, we believe the acquisition is a tremendously solid fit.  In Wisconsin, our service areas of Wisconsin Public Service, which is based in Green Bay and a subsidiary of Integrys, our service area, and the Wisconsin Public Service area abut.  We are actually contiguous with each other.

We also through this acquisition will become the majority owner of American Transmission Company.  Integrys, as you may recall, owns just over 34% of American Transmission Company.  Our current ownership stake stands at 26.1%. So together, we will become the majority, 60%, owner of American Transmission Company.  And obviously, for a Wisconsin-based company, this gives us additional regulatory diversification in Michigan, Minnesota, Illinois, as well as a very significant opportunity in the remainder of Wisconsin.

Financially — well, it basically, if you look at the investment opportunities that Integrys has in its regulated business going forward, the combined company, basically, we will double the capital spend on regulated investments, and we will have about a 70% increase in our regulated rate base.

I mentioned earlier that our EPS growth pops from 4% to 6% annually to 5% to 7% annually.  And importantly, more than 99% of those earnings will come from regulated enterprises.

In addition, we have made significant commitments to our communities.  One of the great ethical values of our Company is really, as Preston Arkwright said back in the early days of this industry in 1919, to be a good citizen wherever we serve. And both Integrys and Wisconsin Energy have had that value for, really, over 100 years.  And we will continue to be very, very involved in the communities we serve, both in terms of philanthropic activity, but also involved in community support.

Our balance sheet will remain strong post the acquisition, and we believe, based on all the models we’re looking at, that we will remain positive free cash flow, even after all the capital spending that we’ve discussed.  So essentially, that’s the financial terms that we’re looking at and the financial basis on which we think this makes tremendous economic sense.

Just to give you a bit more statistics, we expect to be roughly a $15 billion market cap company post-acquisition.  We will serve in total over 4.3 million customers across four states; 1.5 million of those will be electric customers, 2.8 million natural gas customers.  I mentioned the 60% ownership opportunity with ATC. And in essence, our rate base in 2015 after the acquisition will be just about $16.8 billion.  So a very sizable enterprise across a very important part of the Upper Midwest.

Our headquarters will remain in the metropolitan Milwaukee area.  We will have very active operating headquarters in Chicago, Green Bay, and Milwaukee.  I will serve as Chairman and CEO of the combined company, and the senior officers of the combined company will come from the Wisconsin Energy ranks.

In terms of the ongoing identity of the Company, obviously, Wisconsin Energy won’t quite fit the bill, since we will be active in four states.  So the name of the Company will change to WEC Energy Group, and our ticker symbol will remain WEC.  Going forward after the combination, approximately 72% of the shares will be held by Wisconsin Energy shareholders.  The 28% stake will be held by current Integrys shareholders.

So if you look at the transaction itself — valued, as we mentioned at the opening on June 23 at $9.1 billion — in essence, here’s how it breaks down.  We will be paying about $5.8 billion for the outstanding Integrys common stock.  We will be assuming about $3.3 billion of existing Integrys debt.  And then we will fund all of that with 74% equity and 26% cash, and here’s how that breaks down.

We have fixed the exchange ratio so that current Integrys shareholders will receive 1.128 shares of Wisconsin Energy for every Integrys share that they hold. The Integrys shareholders would also receive $18.58 a share in cash.  And we will fund all of that, in addition to issuing the new shares, we will fund all that with about $1.5 billion of acquisition debt at our parent.

And finally on the dividend policy, and we think this is very important to both sets of shareholders, we will make a commitment to hold the Integrys shareholders neutral initially post the closing of the transaction.  Our current dividend policy for Wisconsin Energy shareholders is staying intact.  And if you recall, for those of you who followed us, we were planning and projecting an increase of 7% to 8% annually in the Wisconsin Energy dividend.  So in essence, what we will do to make both sets of shareholders neutral at closing is you can expect that we would have a second dividend increase in 2015.

So our normal timeframe for raising the Wisconsin Energy dividend would be January of 2015.  And again, we were projecting a 7% to 8% dividend increase. Then at closing, we would have a second dividend increase of a comparable size. So you could reasonably project that you might receive a 14% to 15% increase in the Wisconsin Energy dividend during the first half, or certainly during the first 7 or 8 months of 2015.  And going forward after that, we would expect our dividend policy to be accretive to both sets of shareholders.

So where do we stand with all the filings?  Well, obviously, state regulatory approvals will be needed in each of the four states — Wisconsin, Illinois, Michigan, and Minnesota.  We have made the applications in every one of the states.  They were filed in the first week of August.

In Wisconsin, the docket for the case was opened by the Wisconsin Public Service Commission on August 29, and they have set a 14-day clock for anyone who wishes to take part in the case.  So the ball is beginning to roll in Wisconsin.

In Illinois, again, we have made a significant filing.  We did so in the first week of August.  The first status hearing will take place later this week in Illinois, and the Illinois Commerce Commission staff is proposing a schedule that would call for an Illinois Commerce Commission decision, assuming no settlement in the case, that that would call for an Illinois Commerce Commission decision on July 6 of 2015.

In Michigan, the parties have met.  A schedule is set, and the Michigan schedule calls for a decision by the Michigan Commission in early February of next year.

And so far, no specific activity in Minnesota.

At the Federal Energy Regulatory Commission, our filing has been made, and the time clock for public comment runs out on October 17 of this year.  We’re also on track for the Hart-Scott-Rodino filing and what we think will be ministerial filings with the Federal Communications Commission — ministerial because we do not operate any telecommunications equipment for commercial activity, but simply for our internal operations.

We have filed, both Wisconsin Energy and Integrys.  We have filed with the Securities and Exchange Commission a draft S-4 and proxy statement.  That’s under review by the SEC right now.  We would expect shareholder meetings to take place later this year.  And long story short, we would expect to close on the transaction, we hope, in the early part of the second half of 2015.

Now, just to give you an example of the kinds of very significant investment requirements that Integrys has as it continues to work on upgrading the infrastructure in its service areas, I wanted to just point out two or three very significant investment opportunities that are before us.

The first is what we believe will end up being a 20-year program to replace the aging natural gas infrastructure in and around the city of Chicago.  In the city of Chicago, there are natural gas distribution pipes that actually date back as far as 1870.  And in the past year or so, the Illinois legislature passed a piece of legislation, which was signed by the Governor, that in essence put in place an approved program for the gas utilities in Illinois to invest in the very needed upgrades of the natural gas distribution network.

Peoples Gas, which we’ll be acquiring as part of this acquisition, is planning to spend, on average, about $350 million a year on improved natural gas distribution infrastructure over the course of the next 5 years.  That program — again, through legislation — has very specific recovery elements to it.  There are immediate earnings that Peoples Gas will receive when the investments in the infrastructure are made.  There’s a 1-month lag in cash return, and this works through the operation of a bill rider each month on the bills of Peoples Gas customers.

The legislation went into effect in 2014.  It runs through 2023, but our Peoples Gas folks are saying they expect this will end up being about a 20-year program in order to completely upgrade the natural gas network in Chicago.  And already this program has created over 1,000 new jobs in the city.

And then to Wisconsin, where Wisconsin Public Service — again, based in Green Bay — has a number of significant investments that have already been approved by the Wisconsin Commission, one of which is an environmental upgrade at one of the coal-fired power plants called Weston, an environmental upgrade that is now well underway.  In fact, just in the last month or so, that particular project, the environmental upgrade at the Weston unit, moved from foundation work to fieldwork.

And then there’s another program that is significant for Wisconsin Public Service. It’s a distribution grid, electric distribution grid upgrade program that the Wisconsin Commission, again, has already approved.  And that program would call for undergrounding — taking from overhead to underground — about 1,000 miles of distribution lines to help improve reliability in far northern Wisconsin.

So very significant infrastructure growth that’s very much needed, both in Chicago with Peoples Gas and at Wisconsin Public Service in northern Wisconsin.

So in conclusion, ladies and gentlemen, we really think that this combination that we’ve announced will create, as I mentioned, the leading electric and natural gas distribution utility in the middle western part of the United States.  We’re projecting in the first full year and beyond after the acquisition, earnings per share growth of 5% to 7%, coupled with strong dividend growth.

Obviously, the 60% ownership interest that we will inherit through the acquisition gives us a larger ownership in American Transmission Company and brings additional transmission investment opportunities to the forefront.

And I honestly believe, ladies and gentlemen, we’re positioned now — as we have been, but now on a bigger footprint — to deliver the best risk-adjusted returns in the industry.

I appreciate your attention very much, and I think, Beth, we’ll be happy to open for questions.

Beth Straka:                                                                 Thank you, Gale, for that comprehensive update.  Perhaps I’ll start things off with a question related to ATC. As 60% owner, would you potentially contemplate any structural changes to leverage its value?

Gale Klappa:                                                             Okay.  If you didn’t hear Beth’s question, it’s as a 60% owner of ATC, do we anticipate any structural changes that might add additional shareholder value?  I think, and Beth is being polite.  She’s not mentioning REET or YieldCo, but I suspect that’s what behind the question.

Let me say this.  We are in the business of creating shareholder value.  And if after the transaction and actually own 60% of ATC, if we really think, and if we can prove to ourselves that there is additional permanent shareholder value to be created through a different structural ownership, we will certainly take a look at it. But we will not do what I call a flavor of the day.  Many of these investment vehicles that you see may look good today; they may not create permanent shareholder value.  So our focus will be on is there a structural change that would clearly create permanent shareholder value?  If so, we’ll take a look at it.  If not, we’re very pleased with our investment in its current structure.

Good question.                                                    Thank you, Beth.  All right, anyone else?

Beth Straka:                                                                 Would you care to comment at all on the status of the gubernatorial elections and the implications on your strategy?

Gale Klappa:                                                             Okay.  The gubernatorial election in Wisconsin will be in November, and the race is just, in many places around the United States, the race is now just heating up. The latest polls in Wisconsin show Governor Walker basically in a dead heat with the Democratic candidate, Mary Burke, who virtually tied in the polls with the governor.  There are some polls that show actually Mary Burke’s slightly ahead of Governor Walker, but no matter what poll you look at, it’s all within the margin of error.

Governor Walker has said on many occasions he expected this race to be very tight.  There are very few undecideds.  It’s going to be, I think, a race won by 1 or 2 percentage points.  But it won’t have any implications to our strategy.  Governor Walker has been a very pro-business governor, as you know.  Mary Burke is the former Commerce Secretary under a prior administration.  I personally know Mary Burke quite well, and whether Governor Walker succeeds or whether Mary Burke unseats him, I really don’t think it has any major implications for our strategy.  I think she would be a very pro-business individual as well, and she has a good feel for what we need to accomplish.

Beth Straka:                                                                 We have a question.

Unidentified Audience Member:  I guess, dovetailing off that, will the elections have any effect on the sale of State assets, and could you maybe comment on the recent announcements with MG?

Gale Klappa:                                                                 Sure. Be happy to answer that.  My guess is that if the Democratic candidate wins the governor’s race, that there probably won’t be a sale of State assets.  If Governor Walker succeeds in his bid for reelection, I suspect the State will move forward with its plan to sell State assets.

In terms of our recent announcement that we’ve created a — and I’m going to try to walk through here and get closer to you and see if this works.  There we go.  In terms of our recent announcement that we’ve formed a joint venture with Madison Gas and Electric to pursue any sale of State assets, we made that announcement just this past Thursday.  It’s something we’ve been contemplating for a while.

One of the first assets that may be sold by the State is something called the West Campus Plant.  The West Campus Plant is a relatively new combined-cycle natural gas unit that is sitting on the University of Wisconsin campus in Madison. MG&E is already the 50% owner.  So it made some sense for us to join with MG&E.  That’s a very valuable asset.  I think the first — it’s a valuable asset in terms of all of the State assets that we might look at.  So this gives us both an opportunity to take a look at, should it be sold, one of the better assets, I think, that the State could potentially put up for sale.

Also, another rationale for us forming the joint venture with MG&E is that many of the smaller State facilities where assets might be sold are closer to MG&E’s service area than ours.  So we’ve worked with MG&E in the past.  We work very well together, and we both felt this made sense for us.  So we’ll see how it goes. But I’m pleased with the MG&E announcement, and I really do believe that the State will move forward if Governor Walker gets reelected.

Good question.                                                    Thank you.

Beth Straka:                                                                 Any other questions for Gale?  Okay.  Well, with that, we thank you very much, Gale, and we welcome anyone who is interested to join us in Liberty Rooms 1 and 2 for a breakout session.  Thank you very much.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this communication.  Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.  A further list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

The proposed merger involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the “SEC”), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation, Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder.  Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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